1100 - 1199 W. Hastings St. Vancouver, B.C. V6E 3T5 Tel: 604-681-9059 Fax: 604-688-4670 www.quaterra.com

August 27, 2009
QMM: NYSE AMEX
QTA: TSX VENTURE
NR-11

QUATERRA SIGNS EARN-IN AGREEMENT WITH FREEPORT-MCMORAN
EXPLORATION CORPORATION FOR PEG LEG COPPER PROJECT IN ARIZONA

Global copper producer has option to acquire 70% by spending US$3 million over three years

VANCOUVER, B.C. — Quaterra Resources Inc. today announced it has signed an earn-in agreement with Freeport-McMoRan Exploration Corporation of Phoenix, Arizona (FMEC), for the Company’s Peg Leg copper project in Arizona.

In the terms of the agreement, FMEC has the exclusive right and option to acquire a 70% ownership interest in the Peg Leg project by paying the 2009 BLM claim maintenance fees and spending US$3 million on exploration by December 31, 2012. Except for the 2009 claim maintenance fees, which are a firm commitment, all other exploration expenditures are optional.

Upon FMEC earning a 70% interest in the Peg Leg project, the parties have agreed to joint venture the further exploration and, if warranted, development of the Project on a 70/30 basis. The joint venture will be on standard terms including dilution for failure to contribute a party’s share of costs. FMEC will be the initial operator under the joint venture.

The Peg Leg porphyry copper prospect is located in south-central Arizona along the western flank of the Tortilla Mountains, 20 miles east of the Poston Butte copper deposit and 12 miles south of the Ray porphyry copper deposit. This region has the highest density of known porphyry copper deposits in the world. The primary target is a classic San Manuel-Kalamazoo type deposit with the possibility of higher copper grades associated with either a classic chalcocite blanket, or with abundant diabase as at Ray.

Quaterra controls approximately 11 square miles of mineral rights over the prospect, including 247 unpatented U.S. lode claims and three Arizona State prospecting permits. A prominent feature of the prospect is a large IP (chargeability high, resistivity low) geophysical anomaly that extends over an area of 10 square miles, a major part of which has not been drill-tested.

Five core drill holes totalling 11,726 feet were drilled by Exxon Minerals in the early 1980s. They ranged in depth from 1,948 to 3,283 feet and targeted a small part of the anomaly where they encountered alteration and low grade copper mineralization interpreted to represent the margins of a large porphyry copper system. The large size of the target and the structural complexity of the area suggest that shallower oxide and/or sulfide mineralization also may be present.

FMEC’s parent company, Freeport-McMoRan Copper & Gold Inc. (FCX), is the world’s largest publicly-traded copper company.

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Quaterra Resources Inc. is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large base metal, precious metal or uranium deposits. The Company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial evaluation.

On behalf of the Board of Directors,

“Thomas Patton”
Thomas Patton,
President and Chief Executive Officer, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in press releases to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

The TSX Venture Exchange and the NYSE Amex have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact corporate development via email: corpdev@quaterra.com.

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